Gammon Lake Resources Inc.
1601 Lower Water Street, Suite 402, Summit Place, PO Box 2067, Halifax, NS B3J 2Z1
Tel: 902-468-0614, Fax: 902-468-0631, Website: www.gammonlake.com
TSX: GAM / AMEX: GRS / BSX: GL7

PRESS RELEASE

Halifax, May 1, 2007

Gammon Lake Resources Board of Directors Appoints Glenn Hynes as CFO

Gammon Lake Resources Inc. ("Gammon Lake") (TSX:GAM and AMEX:GRS) is pleased to announce that the Company's Board of Directors has appointed Mr. Glenn Hynes as Executive Vice President & Chief Financial Officer (CFO) of the Company. Based out of Gammon Lake's corporate head office in Halifax, Nova Scotia, Mr. Hynes will commence his position with the Company, effective May 16, 2007.

Mr. Hynes is a Chartered Accountant and experienced financial executive, with ten years experience in a large publicly traded company. For the past two years he was Executive Vice President and Chief Development Officer for Sobeys Inc., a leading Canadian grocery retailer and food distributor with annual sales in excess of $12-billion dollars. Prior to that, he served as Sobeys' Executive Vice President and Chief Financial Officer for over three years. His ten year career at Sobeys began in 1996 as Vice President, Control and Administration. Two years later he was promoted to Senior Vice President, Strategic Planning and Development. In 2000, he become Senior Vice President, Planning and Business Intelligence and was appointed Executive Vice President and Chief Financial Officer in June 2001. He was appointed to his most recent position in January 2005.

Prior to joining Sobeys, Mr. Hynes held progressively senior roles with professional services firm, Coopers and Lybrand and a leading Atlantic Canadian real estate developer. Later, Mr. Hynes joined the Province of Nova Scotia as Provincial Tax Commissioner and was later appointed Provincial Controller. He was part of a small team that negotiated the Harmonized Sales Tax Agreement between the federal government, and the provinces of Nova Scotia, New Brunswick and Newfoundland & Labrador. Mr. Hynes is a member of the Nova Scotia Institute of Chartered Accountants and Financial Executives International (FEI). In 2000, he joined Canada's elite business community as recipient of "Canada's Top 40 Under 40" award, which honors men and women who have demonstrated outstanding leadership in their chosen fields before the age of 40.

"We are very pleased to welcome Mr. Hynes to Gammon Lake's management team," commented Mr. Fred George, Company Chairman and President. "Gammon Lake has realized tremendous growth in recent years and Mr. Hynes brings with him the experience to provide continuous financial leadership to our rapidly expanding organization. The Company's ability to attract such high caliber, experienced individuals as Mr. Hynes, and recently appointed CEO, Mr. Russell Barwick, is a further testament to the quality of Gammon Lake's mineral assets."

Mr. Colin Sutherland will step down as CFO and Director, as of May 16, 2007, to pursue other interests. The Board of Directors would like to thank Mr. Sutherland for the significant contribution he has made in the Company's success during his tenure over the past three years.

About Gammon Lake

Gammon Lake Resources Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company's flagship Ocampo Project achieved commercial production in January 2007. Gammon Lake remains 100% unhedged and is targeting production of 400,000 gold equivalent ounces (200,000 ounces of gold and 10-million ounces of silver) in 2007 from the Company's Ocampo and El Cubo Mines.

The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. For further information please visit the Gammon Lake website at www.gammonlake.com or contact:

Russell Barwick	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to U.S. Investors – Under a Multi Jurisdictional Disclosure System (the "MJDS") adopted by the United States, Gammon Lake is permitted to prepare its mining disclosure in accordance with applicable Canadian securities laws. Consequently, this press release referred to herein, may contain disclosure that is different than, or in some cases not permitted by U.S. securities laws. For example, the United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Under Canadian securities laws, Gammon Lake is permitted to use certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in Gammon Lake's Annual Report on Form 40-F (File No. 001-31739), which may be obtained from Gammon Lake, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding the annualized production run rate at the Ocampo and El Cubo Mines, potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake Resources, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake's Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Lake does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.